August 11, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Joseph Klinko, Lily Dang, John Coleman, Claudia Rios and Irene Barberena-Meissner

Re:	Atlas Critical Minerals Corporation
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted July 25, 2025
CIK No. 0001684688

Ladies and Gentlemen:

This letter is submitted on behalf of Atlas Critical Minerals Corporation (the “Company”) in response to the comments from the staff of the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”), of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated August 5, 2025 (the “Staff Letter”) with respect to the Company’s Amendment No. 2 to the Draft Registration Statement on Form F-1 submitted to the Commission on July 25, 2025 (the “Draft Registration Statement”).

We are concurrently submitting confidential Amendment No. 3 to the Draft Registration Statement (the “Amendment “) which reflects changes made in response to the Staff Letter and certain other changes.

For ease of reference, each of the Staff’s comments is indicated in this letter in italics, followed by the Company’s responses thereto.

Amendment No. 2 to Draft Registration Statement on Form F-1

Prospectus Summary, page 4

Reverse Stock Split, page 5

1.

We note you disclosed that you intend to file a Certificate of Amendment to your Articles of Incorporation to effect a 10 for 1 reverse stock split of your issued and outstanding common shares in conjunction with your offering prior to listing your common stock on Nasdaq.

Please revise your historical financial statements and all other applicable disclosures in your filing to reflect the effects of the reverse stock split on a retroactive basis all periods presented.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that the changes requested by the Staff have been made throughout the Amendment.

Business, page 38

Atlas Lithium Option Agreement, page 40

2.

We note your response to prior comment 7, stating that while the Atlas Lithium Option Agreement was entered into on December 19, 2024, the payment consideration of 797,957 common shares equivalent to $500,000 for entering into the Option Agreement was made and accounted for in fiscal year 2025. However, your disclosure on page 40 appears to suggest that you issued the shares to Atlas Lithium upon entering into the Option Agreement in December 2024, and Section 2.5 of the Option Agreement filed as Exhibit 10.4 states that payment consideration shall be due within two business days of entering into the Option Agreement.

Please address whether you had a contractual payment obligation to Atlas Lithium for which a liability should have been recorded as of December 31, 2024 based on Section 2.5 of the Option Agreement, and revise your disclosure and financial statements as appropriate.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosures throughout the Amendment were properly adjusted indicate the Company issued shares of its common stock in April 2025 as consideration for the option to be acquired. The revised disclosures were also adjusted to reflect that the shares were issued in 2025 and properly accounted for as issued in the Amendment.

The Option Agreement conditions the obligation of Atlas Lithium to sell BMR and consequently the Company’s right to acquire it to the instructions to the Transfer Agent to issue the shares corresponding to the Option Consideration (Sections 2.6 and 2.7). Therefore, the Company cannot recognize the asset (relating to the right acquired) and consequently the liability (in this case equity) before the issuance of the shares.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

3.	Given revisions to the audited financial statements to address the above comment(s), please have your auditor consider the need to update the audit report.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that the auditor has considered the need to update the audit report and respectfully believe that no update to the audit report is necessary or required. As a result, no updates to the auditors’ report has been included in the Amendment.

* * *

Should the Staff have any questions or require any additional information, please do not hesitate to contact the undersigned at 619-272-7062, or Jack Kennedy 619-272-7064.

Sincerely,

/s/ Daniel W. Rumsey
Daniel W. Rumsey
Managing Director
Disclosure Law Group, a Professional Corporation

cc:	Marc Fogassa Chairman and Chief Executive Officer Atlas Critical Minerals Corporation